EXHIBIT 99.1

Westport Fuel Systems Reports Second Quarter 2022 Financial Results

VANCOUVER, British Columbia, Aug. 08, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the second quarter ended June 30, 2022, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

SECOND QUARTER 2022 HIGHLIGHTS

  Solid revenue of $80.0 million, up 1% compared to the same period in 2021 was primarily driven by the full impact of the acquisition of our fuel storage business in June 2021, and increased sales volume of our hydrogen and electronics products partially offset by lower sales volume to Russian customers in the independent aftermarket and OEM businesses from the ongoing of Russian-Ukraine conflict, increased sales volumes to OEMs in India of our light-duty OEM products, fuel price volatility, and weakening of the Euro against the U.S. dollar. Excluding the negative impact of foreign currency translation, total revenue would have increased by 13%.
  Net loss of $11.6 million for the quarter ended June 30, 2022, compared to net income of $17.2 million for the same quarter last year. The second quarter 2021 included two significant one-time items that bolstered earnings, namely the recognition of a $5.9 million bargain purchase gain related to the acquisition of the fuel storage business (Stako sp. zo.o) and a $8.9 million tax recovery recognized for a COVID-19 tax relief ruling from the Government of Italy. Besides these non-recurring items, the decrease in earnings was driven by lower year-over-year gross margins of $5.2 million and the loss of equity income from the termination and sale of the CWI joint venture. The prior year quarter had an additional $7.6 million in equity income primarily from CWI.
  Adjusted EBITDA1 of negative $4.3 million.
  Cash and cash equivalents were $98.2 million at the end of second quarter 2022. Cash used in operating activities was $16.5 million, due to operating losses of $11.3 and a buildup of working capital. During the second quarter, we also paid down $8.5 million of debt.
  Awarded a program to develop and supply LPG systems for several vehicle applications for a global OEM. The agreement is forecasted to provide €38.0 million in revenue through the end of 2025, with production expected to begin in Q4 2023.
  Received positive market feedback from Westport's Hydrogen HPDI demonstrator truck, on display at the 2022 ACT Expo in Long Beach, California.

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1 Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

"Westport delivered solid top-line results in the second quarter amid significant industry headwinds including the Russian/Ukraine conflict, increasing inflationary and foreign exchange pressures and ongoing, industry-wide, supply chain challenges. Our OEM business including the addition of the fuel storage business and increased sales in India, drove revenue in the quarter of $80.0 million, up slightly from the same quarter in 2021. Sales increases more than offset the $13 million impact related to the Russian-Ukraine conflict and foreign exchange rate fluctuations. Gross margin in the quarter experienced pressure due to increased material costs from the global supply chain shortage. We are working diligently to mitigate these issues in the near term. The future sales and production ramp of our HPDI systems will drive significant long-term improvements in gross margin.

Our vision of creating a better world through innovative energy solutions has never been more important. The future will include more stringent regulations, yet we are in an environment where vehicle costs are already increasing, and our OEM customers are looking for affordable long-term solutions. Looking forward, as we face the real challenges related to energy scarcity combined with an increased focus on reducing carbon emissions, we remain confident that our clean and affordable product offerings will be part of the solution and competitive in multiple markets.

In the near term, our recently announced agreement to supply LPG systems to a global OEM highlights our position as a key enabler for our OEM partners’ alternative fuel product offerings and drives increased sales volume and profitability for Westport. A switch to alternative fuels is driven by affordability, the price advantage of LPG versus Petrol has been on the rise. In Italy for example, historically the price advantage of LPG was 60 cents, rising to over 80 cents more recently, comparing the Petrol price per liter with the LPG price per Gasoline Liter Equivalent.

Our H2 HPDI solution for heavy-duty long-haul trucking was positively received when introduced to the North American market at the ACT Expo in May. Given near-zero greenhouse gas emissions, and demonstrated power, torque, and efficiency significantly exceeding that of the diesel base engine, H2 HPDI will be an important and affordable part of the CO2 emission reduction solution for long haul transportation.”

David M. Johnson, Chief Executive Officer

2Q22 Operations

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under)			Over / (Under)
	2Q22	2Q21%		1H22	1H21%
Revenues	$80.0	$79.0	1%	$156.5	$155.5	1%
Gross Margin(2)	10.5	15.7	(33)%	20.4	28.8	(29)%
Gross Margin %	13%	20%	—	13%	19%	—
Operating Expenses	21.8	19.4	12%	42.6	40.6	5%
Income from Investments Accounted for by the Equity Method(1)	0.5	8.1	(94)%	0.8	14.6	(95)%
Net Income (Loss)	$(11.6)	$17.2	(167)%	$(3.9)	$14.1	127%
Net Income (Loss) per Share	$(0.07)	$0.11	(165)%	$(0.02)	$0.09	(122)%
EBITDA(3)	$(7.7)	$13.9	(155)%	$4.0	$15.8	(75)%
Adjusted EBITDA(3)	$(4.3)	$6.2	(169)%	$(10.4)	$8.9	(217)%

(1) This includes income primarily from our Cummins Westport Inc. ("CWI") and Minda Westport Technologies Limited joint ventures.

(2) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Revenues for the second quarter of 2022 increased 1% to $80.0 million as compared to the same period in 2021, primarily driven by additional revenues from the fuel storage business, increased sales volume of the hydrogen and electronics business, offset by lower sales volume to Russian market resulting from the impact of sanctions from the ongoing Russian-Ukraine conflict, and softness in demand from higher relative CNG and LNG fuel prices in Europe. The weakening of the Euro against the U.S. dollar also had a significant impact on the translation of the financial results to U.S. dollars.

We reported a net loss of $11.6 million for the three months ended June 30, 2022, compared to net income of $17.2 million for the same quarter last year. The second quarter 2021 included two significant one-time items that bolstered earnings, namely the recognition of a $5.9 million bargain purchase gain related to the acquisition of the fuel storage business (Stako sp. zo.o) and a $8.9 million tax recovery recognized for a COVID-19 tax relief ruling from the Government of Italy. Besides these non-recurring items, the decrease in earnings was driven by lower year-over-year gross margins of $5.2 million and the loss of equity income from the termination and sale of the CWI joint venture. The prior year quarter had an additional $7.6 million in equity income primarily from CWI.

Westport generated negative $4.3 million in Adjusted EBITDA during the second quarter of 2022, compared to $6.2 million. Adjusted EBITDA for the same period in 2021.

Segment Information

SEGMENT RESULTS	Three months ended June 30, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$54.3	$(5.6)	$2.1	$0.5
IAM	25.7	0.1	0.8	—
Corporate	—	(5.8)	0.1	—
Total Consolidated	$80.0	$(11.3)	$3.1	$0.5

SEGMENT RESULTS	Three months ended June 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$47.4	$(3.4)	$2.0	$0.1
IAM	31.6	1.1	1.6	—
Corporate	—	(1.4)	0.1	8.0
Total Consolidated	$79.0	$(3.7)	$3.7	$8.1

Original Equipment Manufacturer Segment

Revenue for the three and six months ended June 30, 2022, was $54.3 million and $106.1 million, respectively, compared with $47.4 million and $90.1 million for the three and six months ended June 30, 2021. Revenue for the OEM business segment increased by $6.9 million and $16.0 million, respectively. The increase in revenue was primarily driven by the additional revenues of $13.0 million from the acquired fuel storage business, increased sales volumes to OEMs in India of our light-duty OEM products, and increased sales volumes of our electronics and hydrogen products. Our heavy-duty OEM sales volume decreased 4% year-over-year mainly due to the unfavorable fuel price differential between LNG and diesel in Europe. A 13% decrease in the average Euro rate versus the U.S. dollar for the second quarter has partially offset the higher sales volumes period over period.

For the second quarter, gross margin2 decreased by $2.5 million to $4.7 million, or 9% of revenue, compared to $7.2 million, or 15% of revenue for the three months ended June 30, 2021. We saw a decrease in gross margin in our light-duty OEM business due to lower sales volumes to our European OEM customers caused by higher relative CNG fuel prices, which was partially offset by higher sales growth to emerging markets with lower gross margins. Gross margin in our heavy-duty OEM business decreased year-over-year due to the lower comparative sales volume and a contracted annual price discount to our OEM launch partner in the first quarter 2022. Further, we continue to incur higher production input costs from supply chain challenges, and inflation in logistics, utilities, and other costs, which we have only partially been able to pass on to our OEM customers. Partially offsetting these pressures, gross margin increased by $1.1 million from the acquired fuel storage business.

Year to date, gross margin decreased by $2.5 million to $9.7 million, or 9% of revenue, compared to $12.2 million, or 14% of revenue for the six months ended June 30, 2021.

Gross margin and gross margin percentage from our HPDI 2.0 fuel systems product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost input materials, and foreign exchange rates. Margin pressure is expected to continue through 2022 as production costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. Despite headwinds from higher LNG fuel prices relative to diesel, sales volumes for the first six months of 2022 were comparable year-over. Higher LNG prices are depressing the demand for LNG trucks. Until relative LNG prices fall relative to diesel, we expect HPDI 2.0 fuel system sales growth to our initial OEM launch partner may be slowed.

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2 Gross margin is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in the Westport’s Management Discussion and Analysis for the reconciliation.

Independent Aftermarket Segment

Revenue for the three and six months ended June 30, 2022, was $25.7 million and $50.4 million, respectively, compared with $31.6 million and $65.3 million for the three and six months ended June 30, 2021. Revenue for the IAM business segment decreased by $5.9 million and $14.9 million, respectively. The decrease in revenue was primarily driven by lower sales volumes to Russian market due to the ongoing Russia-Ukraine conflict, lower sales volumes to Argentina and Turkey, lower sales to Africa, which in the prior year included a large one-time infrastructure project, and the aforementioned foreign exchange impact.

For the second quarter, gross margin decreased by $2.7 million to $5.8 million, or 23% of revenue, compared to $8.5 million, or 27% of revenue, for the three months ended June 30, 2021. The decrease in gross margin percentage for both periods was primarily driven by lower sales volumes and higher production input costs incurred in materials, transportation, and utility costs caused by the global supply chain shortage and inflation. Gross margin decreased by $5.9 million to $10.7 million, or 21% of revenue, for the six months ended June 30, 2022, compared to $16.6 million, or 25% of revenue, for the six months ended June 30, 2021.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport financials for the second quarter ended June 30th, 2022, please visit https://investors.wfsinc.com/financials/

LIVE CONFERENCE CALL & WEBCAST

Westport has scheduled a conference call for Tuesday, August 9th, 2022, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the passcode 9088 The telephone replay will be available until August 17th, 2022. Shortly after the conference call, a replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19, the Russia-Ukraine conflict and ongoing semiconductor shortages on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, access to required semiconductors, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19, the Russia-Ukraine conflict and the ongoing semiconductor shortage as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes. Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	2Q21	3Q21	4Q21	1Q22	2Q22
Three months ended
Net income (loss)	$17.2	$(5.8)	$5.4	$7.7	$(11.6)

Income tax expense (recovery)	(8.1)	0.4	(0.8)	(0.1)	0.1
Interest expense, net	1.1	0.9	0.3	1.0	0.7
Depreciation and amortization	3.7	3.3	3.5	3.1	3.1
EBITDA	13.9	(1.2)	8.4	11.7	(7.7)

Stock based compensation	0.5	0.7	0.6	0.5	0.9
Unrealized foreign exchange (gain) loss	(2.3)	(0.9)	0.5	0.8	2.5
Asset impairment	—	—	0.5	—	—
Bargain purchase gain	(5.9)	—	—	—	—
Gain on sale of Investment	—	—	—	(19.1)	—
Adjusted EBITDA	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$98,174	$124,892
Accounts receivable	98,023	101,508
Inventories	88,702	83,128
Prepaid expenses	6,964	6,997
Short-term investment	—	22,039
Total current assets	291,863	338,564
Long-term investments	4,405	3,824
Property, plant and equipment	60,310	64,420
Operating lease right-of-use assets	24,629	28,830
Intangible assets	8,262	9,286
Deferred income tax assets	10,726	11,653
Goodwill	2,898	3,121
Other long-term assets	21,305	11,615
Total assets	$424,398	$471,313
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$86,557	$99,238
Current portion of operating lease liabilities	3,873	4,190
Short-term debt	8,610	13,652
Current portion of long-term debt	10,778	10,590
Current portion of long-term royalty payable	1,320	5,200
Current portion of warranty liability	12,289	13,577
Total current liabilities	123,427	146,447
Long-term operating lease liabilities	20,447	24,362
Long-term debt	37,162	45,125
Long-term royalty payable	3,976	4,747
Warranty liability	1,732	5,214
Deferred income tax liabilities	3,184	3,392
Other long-term liabilities	5,324	5,607
Total liabilities	195,252	234,894
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
168,801,162 (2020 - 144,069,972) common shares issued and outstanding	1,243,143	1,242,006
Other equity instruments	8,516	8,412
Additional paid in capital	11,516	11,516
Accumulated deficit	(995,890)	(992,021)
Accumulated other comprehensive loss	(38,139)	(33,494)
Total shareholders' equity	229,146	236,419
Total liabilities and shareholders' equity	$424,398	$471,313

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$79,964	$79,008	$156,508	$155,451
Cost of revenue and expenses:
Cost of revenue	69,457	63,265	136,076	126,691
Research and development	5,254	7,500	11,188	14,212
General and administrative	9,013	9,233	18,204	18,523
Sales and marketing	3,914	3,721	7,563	6,652
Foreign exchange (gain) loss	2,566	(2,333)	3,337	(1,602)
Depreciation and amortization	1,085	1,454	2,268	2,964
Gain on sale of assets	—	(146)	—	(146)
	91,289	82,694	178,636	167,294
Loss from operations	(11,325)	(3,686)	(22,128)	(11,843)

Income from investments accounted for by the equity method	458	8,063	751	14,640
Gain on sale of investment	—	—	19,119	—
Interest on long-term debt and accretion on royalty payable	(839)	(1,308)	(1,899)	(3,057)
Bargain purchase gain from acquisition	—	5,856	—	5,856
Interest and other income, net of bank charges	197	183	238	730
Income (loss) before income taxes	(11,509)	9,108	(3,919)	6,326
Income tax expense (recovery)	70	(8,121)	(50)	(7,763)
Net income (loss) for the period	(11,579)	17,229	(3,869)	14,089
Other comprehensive income (loss):
Cumulative translation adjustment	(4,314)	(1,643)	(4,645)	(3,797)
Comprehensive income (loss)	$(15,893)	$15,586	$(8,514)	$10,292

Income (loss) per share:
Net income (loss) per share - basic and diluted	$(0.07)	$0.11	$(0.02)	$0.09
Weighted average common shares outstanding:
Basic	171,198,939	153,149,575	171,177,193	150,154,522
Diluted	171,198,939	156,791,634	171,177,193	153,796,611

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three and six months ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flows from (used in) operating activities:
Net income (loss) for the period	$(11,579)	$17,229	$(3,869)	$14,089
Items not involving cash:
Depreciation and amortization	3,051	3,703	6,140	7,176
Stock-based compensation expense	864	539	1,395	623
Unrealized foreign exchange (gain) loss	2,566	(2,333)	3,337	(1,602)
Deferred income tax	(96)	(9,485)	(531)	(9,675)
Income from investments accounted for by the equity method	(458)	(8,063)	(751)	(14,640)
Interest on long-term debt and accretion on royalty payable	839	1,308	1,899	3,057
Change in inventory write-downs to net realizable value	792	124	549	322
Bargain purchase gain from acquisition	—	(5,856)	—	(5,856)
Change in bad debt expense	(32)	(74)	59	(26)
Gain on sale of investment	—	—	(19,119)	—
Gain on sale of assets	—	(146)	—	(146)
				—

Restructuring obligations	—	—	—	—
Net cash used before working capital changes	(4,053)	(3,054.4)	(10,891)	(6,678.4)

Changes in non-cash operating working capital:
Accounts receivable	(3,557)	(11,839)	2,471	(5,042)
Inventories	(3,499)	(5,068)	(11,883)	(11,943)
Prepaid expenses	1,082	2,514	(1,188)	6,356
Accounts payable and accrued liabilities	(3,865)	9,631	(7,434)	6,288
Warranty liability	(2,623)	(907)	(4,479)	(287)
Net cash used in operating activities	(16,515)	(8,723)	(33,404)	(11,306)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(3,185)	(1,200)	(5,983)	(2,862)
Sale of short-term investments, net	—	284	—	600
Purchase of intangible assets	(296)	—	(296)	—
Acquisition, net of acquired cash	—	(5,948)	—	(5,948)
Proceeds on sale of investments and assets	—	—	31,949
Dividends received from joint ventures	—	6,395	—	14,273
Net cash from investing activities of continuing operations	(3,481)	(469)	25,670	6,063
Cash flows from (used in) financing activities:
Repayments of short and long-term facilities	(13,406)	(16,194)	(36,599)	(39,415)
Drawings on operating lines of credit and long-term facilities	10,086	21,393	25,392	25,998
Payment of royalty payable	(5,200)	(7,451)	(5,200)	(7,451)
Proceeds from share issuance, net	—	—	—	120,727
Net cash from (used in) financing activities	(8,520)	105,670	(16,407)	99,859
Effect of foreign exchange on cash and cash equivalents	(874)	4,487	(2,577)	1,833
Increase (decrease) in cash and cash equivalents	(29,390)	100,965	(26,718)	96,449
Cash and cash equivalents, beginning of period (including restricted cash)	127,564	59,746	124,892	64,262
Cash and cash equivalents, end of period (including restricted cash)	$98,174	$160,711	$98,174	$160,711